Exhibit 99

Unilever United States, Inc.

Media Relations Contact: Nancy Goldfarb 212-906-4690	Investor Relations Contact: Leigh Ferst 212-906-3430

HOLD FOR 2:00 A.M. (EST) RELEASE

UNILEVER RESULTS
THIRD QUARTER 2003 AND INTERIM DIVIDENDS
(Unaudited, constant 2002 average exchange rates)

New York, NY – October 29, 2003 – Third quarter EPS (beia*) ahead by 13% with a further strong expansion in operating margin.

FINANCIAL HIGHLIGHTS

		€ Millions
Third Quarter 2003			Nine months 2003
12,289	0%	Turnover	35,775	– 2%
2,088	+ 6%	Operating profit – beia*	5,519	+ 2%
1,416	+ 10%	Pre-tax profit	3,550	– 1%
866	+ 15%	Net profit	2,131	+ 14%
1,250	+ 11%	Net profit – beia*	3,124	+ 6%

1.29	+ 13%	EPS NV – beia * (Euros)	3.20	+ 7%
19.30	+ 13%	EPS PLC – beia * (Euro cents)	47.99	+ 7%

* Before exceptional items and amortisation of goodwill and intangibles

EPS (beia) at current rates of exchange was 6% higher than the prior year in the quarter and 2% lower for the year to date.

KEY FEATURES

•	Sales of the leading brands grew 3.2% in the quarter, by 3.1% in the year to date and are now 92% of our business.

•	Operating margin (beia) moved ahead by 100 basis points in the quarter to 17% through the Path to Growth savings programme, taking the year to date to 15.4%.

•	Net borrowing costs were reduced by 20% in the quarter and by 13% for the year to date. Net debt at the quarter end, at closing rates of exchange, had been further reduced to €14.4 billion.

•	EPS (beia) grew by 13% in the quarter and by 7% for the first nine months.

•	Interim dividend of €0.59 per NV ordinary share and 6.16p per PLC ordinary share.

CHAIRMEN’S COMMENT

Our primary objective continues to be sustained top third Total Shareholder Return within our peer group delivered through robust value growth. Path to Growth is a five year strategy to transform the business and as we near the end of the fourth year we have: improved operating margins (beia) from 11% to over 15%; reduced our operating assets from 29% to 20% of sales; raised annual free cash flow to more than €4 billion; successfully integrated the Bestfoods acquisition; and reshaped the portfolio including the sale of 110 businesses such that leading brands now represent 92% of sales.

Against this background we are disappointed with our top line growth in 2003 and that we have had to revise our outlook for leading brand growth to below 3% for the year. Whilst we see good progress in the vast majority of our business this is not yet sufficient to offset the weaknesses in a limited number of under-performing businesses when taken in conjunction with some one-off factors in the first half of the year. With over a year to go until we reach the end of Path to Growth, the under-performing parts of the business will be progressively improved and higher levels of leading brand growth will resume.

Notwithstanding a more difficult business environment we continue to create the operational flexibility to invest in our leading brands and expect to achieve another year of low double digit growth in EPS (beia), as we have throughout the Path to Growth programme.

N W A FitzGerald	A Burgmans
Chairman, Unilever PLC	Chairman, Unilever N.V.

29 October 2003

THIRD QUARTER AND NINE MONTHS FINANCIAL RESULTS (at constant exchange rates)

Notes:

Unilever uses ‘constant rate’, ‘underlying’ and ‘beia’ measures primarily for internal performance analysis and targeting purposes. Unilever believes that the use of such measures provides additional information for shareholders on underlying business performance trends. Such measures are not defined under UK, Netherlands or US GAAP and are not intended to be a substitute for GAAP measures of turnover and profit. Fuller definitions and reconciliations between such measures and the equivalent GAAP measures are available on our website: www.unilever.com.

These results include the previously announced changes in accounting for share options and pensions in both the prior and current years. Further details are given in the notes on page 14. The estimated impact of increased pension costs and increased share option charges in 2003 is to reduce growth in EPS before exceptional items and goodwill and intangibles amortisation (beia) by 6 percentage points in 2003, which is included in the outlook for the year.

Underlying sales grew by 2.3% in the quarter and by 2.2% in the first nine months. After the impact of disposals turnover was equal to last year in the quarter and lower by 1.7% in the first nine months.

Operating margin (beia) at 17% was ahead of last year by 100 basis points in the quarter, another all time high. The year to date operating margin (beia) is 15.4%, 50 basis points higher than last year. The improved margin is reflected in operating profit (beia) which was ahead by 6% for the quarter, and by 2% for the year to date which also includes the impact of lower turnover through disposals.

Amortisation of goodwill and intangibles was €324 million in the quarter and €964 million for the first nine months.

Net borrowing costs were 20% lower in the quarter as we benefited from continued cash flow from operations and proceeds of business disposals and includes a gain of €23million on the sale of a fixed rate investment. Net borrowing costs for the first nine months are 13% lower than last year and are in line with our plan for the year. Financing of pension fund assets and liabilities represented a net charge of €46 million in the quarter which compares with a credit of €27 million in the prior year quarter.

Net exceptional charges within operating profit were €80 million in the quarter. This includes restructuring investment costs of €100 million and net profits on disposals of €20 million. Year to date net exceptional charges within operating profit are €101 million which includes restructuring investment costs of €283 million and net profits on disposals of €182 million.

The effective tax rate was 34% in the quarter and reflects the non-tax-deductibility of Bestfoods goodwill amortisation. The beia tax rate in the quarter was 28% which includes the impact of the successful resolution of a state income tax issue in the US. For the full year the beia tax rate is expected to be at a level similar to last year which was 30%.

Net profit (beia) was up 11% in the quarter and 6% in the first nine months to €1,250 million and €3,124 million respectively. Net profit was 15% higher in the quarter and 14% higher for the first nine months mainly due to lower after-tax exceptional items, particularly lower restructuring costs as we move into the latter part of the Path to Growth programme.

Earnings per share (beia) rose by 13% in the quarter and by 7% in the year to date, while earnings per share was 17% higher in the quarter and 16% higher for the first nine months.

When expressed at current rates of exchange, earnings per share (beia) for the quarter increased by 6% in Euros. For the first nine months on this basis, earnings per share (beia) are 2% lower in Euros, but increase by 8% when measured in £ Sterling and increase by 18% when measured in US $. Turnover expressed at current rates of exchange decreased in the quarter by 7% in Euros, while for the first nine months it decreased by 12% in Euros, decreased by 3% in £ Sterling and increased by 6% in US$.

THIRD QUARTER PERFORMANCE BY REGION (at constant exchange rates)

Note:

The following regional commentary is based on operating profit before exceptional items and amortisation of goodwill and intangibles. Sales growth is stated on an underlying basis, excluding the effects of acquisitions and disposals. Turnover includes the impact of acquisitions and disposals.

EUROPE

Underlying sales grew by 1.1% with volume ahead by 1.4%. Turnover was 2.5% lower than last year through the impact of planned disposals as we reshape our portfolio to faster growing and more profitable markets.

There has been continued strong growth in Personal Care partly offset by a sharp decline in prestige fragrances and the impact on pricing in Home Care of an increased level of trade and consumer price promotions. In Foods the effect of the exceptionally hot weather was broadly neutral, with a boost to sales of ready-to-drink tea and ice cream but with lower consumption in categories which are consumed ‘hot’ such as savoury, frozen meals and leaf tea, and in cooking products.

In Western Europe:

•	A strong performance in Personal Care was broad based and was led by: Dove through the introduction of the Dove Silk hand, body and shower range, an exfoliating bar and from the continued success in daily hair care; Sunsilk, which has been further extended to Italy and Sweden; Axe, including the first anti-perspirant under the brand and a new shower gel variant, and the Crystal variant of Rexona/Sure.

•	In Home Care volumes are broadly in line with last year while pricing is lower through the action of competitors and as we invest in greater in-store consumer excitement through price related promotions. Our strategy to focus on priority brands and markets while improving the profitability of the portfolio as a whole is making good progress with a further increase in trading margins.

•	There has been good growth in spreads and cooking products for our heart health brands Flora/Becel, but our family brands such as Rama and Blue Band continue to be affected by low price competition. Overall we have held market shares at the same time as recovering substantial increases in edible oil costs. We have a strong innovation programme planned for both this market and heart health brands – part of which is now expected to take place next year rather than this as in one case we await regulatory clearance and in another the roll-out phasing is adapted to optimise product formulations.

•	After a good first half year including the successful launch of mealkits and ‘good for you’ soups, Knorr declined in the quarter as consumption of savoury products fell in the hot weather. A return to historical growth rates is expected in the fourth quarter. Hellmann’s and Bertolli both grew strongly with the latter benefiting from the extension into pasta sauces.

•	Tea based beverages have performed well with an excellent contribution from Lipton Ready-to-Drink including green tea and fruit juice variants.

•	Ice cream sales grew in line with the market which was helped by the hot weather. Magnum grew fastest, boosted by innovations including Magnum 7 Sins, Magnum Moments and Magnum Snacking Bars. There was strong growth from in-home products boosted by the roll out of the Fruit & Fresh mix of yoghurt and ice cream.

•	Frozen foods have yet to show broad based progress. The entry of Knorr into frozen in Spain and France has gone well and was extended to Germany this quarter. Birds Eye in the UK and Findus in Italy continued to grow, however this was offset by poorer performances elsewhere, notably in Germany.

•	Foodsolutions returned to a healthy level of growth despite continued weak markets in a number of countries.

In Central and Eastern Europe there was strong growth in skin and hair, whilst in Foods good progress in dressings and tea was only partially offset by a decline in spreads.

Operating margin at 18.8% was 170 basis points ahead of last year. This reflects the contribution from our restructuring and savings programmes, improved mix from portfolio change and our strategy for improving profitability in Home Care.

NORTH AMERICA

Underlying sales declined by 2.6% reflecting sharply lower sales in Slim·Fast and prestige fragrances and including a positive 30 basis points from pricing. Turnover, including the impact of disposals, declined by 3.7%.

Unilever Bestfoods grew overall sales by 1% in a competitive market, including a good contribution from Canada. Particular strengths were Hellmann’s, Lipton leaf tea, Lawry’s through the new Spice Blends steak sauce and an improvement in spreads, which returned to growth in the quarter. These good performances were partly offset by declines in Bertolli olive oil and Ragu pasta sauces.

In ice cream we continue to gain market share. Good Humor and Breyers performed well including the extension of the health range and the recent introduction of Slim·Fast, while Ben & Jerry’s has been affected by continued weak out of home channels.

Our Foodsolutions business accelerated in the quarter helped by roll-outs of a range of products under the Hellmann’s brand and good growth in Lipton ready-to-drink and hot tea.

Slim·Fast innovations are performing as planned, however there continues to be a greater than expected impact from current diet alternatives and total sales have declined sharply. We remain confident in the longer term growth opportunity based on our leadership of this large growth market, Slim·Fast’s proven scientific approach to healthy weight management and continued strong endorsement from the medical profession.

In Home & Personal Care the sharp trade de-stocking of the first half year has come to an end. We have continued to invest behind Dove and Axe which have made further strong contributions. In laundry we have sustained our improvement in profitability notwithstanding negative pricing through bonus pack promotions and the action of competitors. The all brand has made good progress, particularly in fabric conditioners including a new fabric refresher spray. Our prestige fragrance business has declined in weak markets and we have lost share; we are focussing on our strengths in North America and Europe and are restructuring the business to release margin in order to fund a more aggressive innovation plan.

Operating margin at 17.5% is 40 basis points ahead of the prior year, a sharp improvement from the first half which was impacted by trade de-stocking in Home & Personal Care and the one-off accounting impact of ‘go to market’ in Foods.

AFRICA, MIDDLE EAST AND TURKEY

Underlying sales grew 5% with 3.5 percentage points from volume growth. Turnover grew 1.9% including the impact of disposals.

The strengthened Surf and Omo brands continued to be the drivers of an excellent performance in laundry. In Personal Care, Dove, Lux and Rexona were the main contributors to growth, while Sunsilk has achieved the leading position in hair care in Turkey.

In Foods, savoury grew strongly and Knorr was launched into a number of countries in the Middle East. There was further solid growth in tea and ice cream, offset by declines in non-leading brands which are being managed for value.

Operating margin at 16% was 390 basis points ahead of last year through higher gross margins as we improved production costs and as earlier devaluation-led cost increases were reversed.

ASIA AND PACIFIC

Underlying sales grew by 7%, almost entirely from volume. Turnover, including the net impact of acquisitions and disposals, increased by 6%.

In Home & Personal Care, growth has been broad based across categories. Activities behind Lux include the recent launch of the Cool Awakening range in China and a further variant for Lux Spa, launched earlier in the year in Japan. Pond’s growth was led by the launch of mini pack moisturisers in Indonesia and good performances in China and India. In laundry, Surf grew particularly strongly in the Philippines and benefitted from the launches of a variant with fabric conditioner and a bar with bleach.

In Foods the improved momentum in leading brands which started to be evident in quarter four of last year continued. Indonesia has made further progress with Royco, Bango and Sariwangi as we continue to build distribution. Leaf tea performed well through Brooke Bond in India and Lipton in Japan. China grew well off a small base driven by Knorr. We continue to make good progress in exiting from low margin low growth businesses although in the short term this holds back overall growth.

Operating margin at 13.4% was 90 basis points lower than last year with savings programmes more than offset in the quarter by the impact of a higher level of price related promotional investment and higher palm oil costs in India.

LATIN AMERICA

Underlying sales grew by 11% through pricing as we recover devaluation-led cost increases, while underlying volumes declined by just under 1%. Within this Home & Personal Care sustained positive volume growth, but this was offset by continuing market weakness in Food categories. Including the impact of disposals, turnover increased 8%.

The key drivers of growth continue to be our Personal Care brands: Lux, which has been relaunched with innovations in both product and presentation; Sunsilk, including the launch of colourants in Argentina, Mexico and Brazil and the success of the Lisage straightening variant in Central America and the Caribbean; Rexona with the launch of a deodorant spray in Colombia; and Axe with the launch of new variants and extension to new geographies.

In laundry we have continued to maintain our strong share positions with good growth.

In Foods markets continue to be competitive and consumption remains weak, especially in Brazil and Argentina. Nonetheless we have continued to improve the base of our business. Innovations have boosted strong growth for the AdeS soya based drink. The savoury portfolio has been strengthened through the migration of CICA to Knorr in Brazil where Arisco has also grown well and the introduction of Knorr to Central America. We have put in place initiatives to increase distribution, for example in Chile, and are building on our well established Foodsolutions business. Overall growth in Foods is impacted by our actions to reduce the tail of non-leading brands by managing some brands for value through a harvest strategy or through disposal.

Operating margin at 15.5% was 120 basis points ahead of last year with a strong improvement in gross margin. We are making good progress with both savings programmes and the recovery of devaluation-led cost increases, and are benefitting from improved mix as we exit non-leading brands in Foods and benefit from the rapid growth of Personal Care.

INTERIM DIVIDEND

In accordance with the interim dividend policy, the interim dividend has been set at 35% of last year’s total dividend, based on the stronger of the two reporting currencies of our parent companies, Euro and Sterling, over the first nine months, which for this period was the Euro. The interim dividend, to be paid on 1 December 2003, is therefore fixed at €0.59 per €0.51* ordinary share of Unilever N.V., an increase of 7% from last year. The interim dividend per 1.4p ordinary share of Unilever PLC is set at 6.16p, an increase of 18% from last year. The Unilever N.V shares will go ex-dividend on 30 October 2003 and the Unilever PLC shares will go ex-dividend on 5 November 2003.

* The euro amounts of share capital shown above are representations in euros on the basis of article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in Dutch guilders.

CASH FLOW (at current exchange rates)

Cash flow from operations for the first nine months of €4.7 billion was €1.0 billion lower than the corresponding period last year. Operating profit (beia) was €0.5 billion lower than last year due to currency movements. Cash outflows from restructuring costs under the Path to Growth programme were €0.2 billion higher than the corresponding period last year. The remainder of the decrease of €0.3 billion is due to movements in working capital and pensions payments.

The net interest outflow reduced by €0.3 billion reflecting the positive impact of the currency movement on our US dollar-based debt and a lower overall net debt level which decreased by €2.6 billion year to date. Capital expenditure and cash costs of share option hedging were €0.4 billion lower than the same period last year, with asset disposal proceeds and sale of a fixed-rate investment contributing €0.2 billion. The net effect of acquisitions and disposals was €1.3 billion lower than the corresponding period last year, which included the sale of the DiverseyLever business.

BALANCE SHEET (at current exchange rates)

Capital and reserves have increased by €1.8 billion. Net profit added €2.0 billion. Goodwill written back on disposals, the offset to the share option charge and pension asset/liability movements added €0.3 billion. This was offset by a reduction of €0.4 billion from the purchase of own shares to hedge share options, and the interim dividend of €0.6 billion.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995). Any forward-looking statements are based on current expectations with respect to important risk factors. It is important to note that the actual results could materially differ from the results anticipated in any forward-looking statements which may be contained in this announcement. Factors which might cause forward-looking statements to differ materially from actual results include, among other things, the overall economic, political, social and business conditions, the demand for our goods and services, competition in the market, fluctuations in interest rates and foreign currencies, the impact and other uncertainties of future acquisitions and disposals and any changes in the tax laws and other legislation and regulation, in the jurisdictions in which we operate.

We do not undertake any obligation to update any forward-looking statements contained in or incorporated in this announcement to reflect actual results, changes in assumptions or in other factors which may affect any forward-looking statements.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 13.

Third Quarter			€ Millions – constant rates	Nine Months
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

12,289	12,289	0%	TURNOVER	35,775	36,387	(2)%
(69)	(115)		Less: Share of turnover of joint ventures	(216)	(379)

12,220	12,174	0%	Group turnover	35,559	36,008	(1)%

1,671	1,514	10%	Group operating profit	4,412	4,306	2%

13	22		Add: Share of operating profit of joint ventures	42	61

1,684	1,536	10%	OPERATING PROFIT	4,454	4,367	2%
2,088	1,967	6%	Operating profit beia *	5,519	5,434	2%
(80)	(110)		Exceptional items	(101)	(111)
(324)	(321)		Amortisation of goodwill and intangibles	(964)	(956)

11	12		Share of operating profit of associates	16	25
—	(1)		Other income from fixed investments	(11)	(13)

(233)	(291)		Interest (excluding pension related amounts)	(767)	(881)
(46)	27		Net interest (cost)/return on pension scheme assets and liabilities	(142)	81

1,416	1,283	10%	PROFIT BEFORE TAXATION	3,550	3,579	(1)%

(475)	(463)		Taxation	(1,216)	(1,494)

941	820	15%	PROFIT AFTER TAXATION	2,334	2,085	12%

(75)	(64)		Minority interests	(203)	(220)

866	756	15%	NET PROFIT	2,131	1,865	14%

1,250	1,126	11%	Net profit beia *	3,124	2,960	6%

			COMBINED EARNINGS PER SHARE (Constant rates)

0.89	0.76	17%	- per €0.51 ordinary NV share (Euros)	2.18	1.87	16%
13.36	11.43	17%	- per 1.4p ordinary PLC share (Euro cents)	32.64	28.03	16%

1.29	1.14	13%	- per €0.51 ordinary NV share – beia * (Euros)	3.20	2.99	7%
19.30	17.12	13%	- per 1.4p ordinary PLC share – beia * (Euro cents)	47.99	44.81	7%

0.86	0.74	17%	- per €0.51 ordinary NV share – diluted (Euros)	2.11	1.81	17%
12.98	11.09	17%	- per 1.4p ordinary PLC share – diluted (Euro cents)	31.69	27.19	17%

* Before exceptional items and amortisation of goodwill and intangibles

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 14).

NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 13.

Third Quarter			€ Millions – current rates	Nine Months
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

831	755	10%	NET PROFIT	2,032	1,884	8%

1,157	1,105	5%	Net profit beia *	2,904	2,994	(3)%

			COMBINED EARNINGS PER SHARE (Current rates)

0.85	0.76	12%	- per €0.51 ordinary NV share (Euros)	2.07	1.89	10%
12.82	11.42	12%	- per 1.4p ordinary PLC share (Euro cents)	31.10	28.31	10%

1.19	1.12	6%	- per €0.51 ordinary NV share – beia * (Euros)	2.97	3.02	(2)%
17.88	16.80	6%	- per 1.4p ordinary PLC share – beia * (Euro cents)	44.59	45.33	(2)%

0.83	0.74	12%	- per €0.51 ordinary NV share – diluted (Euros)	2.01	1.83	10%
12.46	11.09	12%	- per 1.4p ordinary PLC share – diluted (Euro cents)	30.20	27.47	10%

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions – current rates	Nine Months
	2003	2002 Restated

Net profit	2,032	1,884
Pension gains / (losses) net of tax	61	(1,846)
Currency retranslation	349	(1,651)

Total recognised gains/(losses) for the period	2,442	(1,613)
Adjustment related to prior year restatement	(1,238)	—

Total recognised gains / (losses) since last annual accounts	1,204	(1,613)

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 14).

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions – current rates	Nine Months
	2003	2002
		Restated

Shareholders' equity as at 1 January (1)	4,629	8,437
Net profit	2,032	1,884
Dividends	(577)	(568)
Goodwill written back on disposals	143	428
Currency retranslation	391	(1,612)
Change in number of shares or certificates of shares held in connection with share options	(371)	(597)
Pension gains / (losses) net of tax	61	(1,846)
Share option credit	92	70

Shareholders' equity as at the end of the period	6,400	6,196

SUMMARY BALANCE SHEET (unaudited)

€ Millions – current rates	As at 27th September 2003	As at 31st December 2002	As at 28th September 2002
		Restated	Restated

Goodwill and intangibles	19,097	20,274	21,422
Other fixed assets	7,212	8,115	8,714
Stocks	4,585	4,500	4,970
Debtors	7,458	6,951	8,065
Cash and current investments	3,027	3,478	4,476
Trade and other creditors	(11,127)	(11,732)	(11,696)

	30,252	31,586	35,951

Borrowings	17,390	20,444	23,322
Provisions for liabilities and charges	6,045	5,894	5,752
Minority interests	417	619	681
Capital and reserves	6,400	4,629	6,196

	30,252	31,586	35,951

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in the accounting policy for share option costs (see notes on page 14).

€ Millions – current rates	As at 1st	As at 1st
	January 2003	January 2002

(1)Shareholders’ equity as previously reported	5,867	6,993
Change in accounting policy – pensions	(1,238)	1,444

Shareholders’ equity as restated	4,629	8,437

CASH FLOW STATEMENT (unaudited)

€ Millions – current rates	Nine Months
	2003	2002

Cash flow from group operating activities	4,687	5,671
Dividends from joint ventures	27	31
Returns on investments and servicing of finance	(829)	(1,041)
Taxation	(990)	(1,427)
Capital expenditure and financial investment	(707)	(1,313)
Acquisitions and disposals	229	1,484
Dividends paid on ordinary share capital	(1,068)	(1,025)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	1,349	2,380
Management of liquid resources	13	(1,178)
Financing	(1,959)	(739)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(597)	463

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

€ Millions – current rates	Nine Months
	2003	2002

NET DEBT AT 1 JANUARY	(16,966)	(23,199)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(597)	463
Cash flow from (increase) / decrease in borrowings	1,964	744
Cash flow from increase / (decrease) in liquid resources	(13)	1,178

Change in net debt resulting from cash flows	1,354	2,385
Borrowings within group companies acquired	(26)	(77)
Borrowings within group companies sold	5	29
Liquid resources within group companies acquired	—	—
Liquid resources within group companies sold	(3)	(1)
Non cash movements	250	1,014
Currency retranslation	1,023	1,003

MOVEMENT IN NET DEBT IN THE PERIOD	2,603	4,353

NET DEBT AT PERIOD END	(14,363)	(18,846)

GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

Third Quarter			€ Millions – constant rates	Nine Months
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

12,289	12,289	0%	TURNOVER	35,775	36,387	(2)%

4,908	5,031	(2)%	Europe	14,273	14,832	(4)%
3,029	3,146	(4)%	North America	8,822	9,502	(7)%
874	858	2%	Africa, Middle East and Turkey	2,516	2,373	6%
2,053	1,932	6%	Asia and Pacific	6,000	5,781	4%
1,425	1,322	8%	Latin America	4,164	3,899	7%

2,088	1,967	6%	OPERATING PROFIT – beia *	5,519	5,434	2%

922	858	7%	Europe	2,452	2,183	12%
529	539	(2)%	North America	1,310	1,550	(16)%
140	104	35%	Africa, Middle East and Turkey	331	287	15%
276	276	0%	Asia and Pacific	858	847	1%
221	190	16%	Latin America	568	567	0%

17.0%	16.0%		OPERATING MARGIN – beia *	15.4%	14.9%

18.8%	17.1%		Europe	17.2%	14.7%
17.5%	17.1%		North America	14.8%	16.3%
16.0%	12.1%		Africa, Middle East and Turkey	13.1%	12.1%
13.4%	14.3%		Asia and Pacific	14.3%	14.6%
15.5%	14.3%		Latin America	13.6%	14.5%

* Before exceptional items and amortisation of goodwill and intangibles

OPERATIONAL ANALYSIS (at constant rates – unaudited)

Third Quarter			€ Millions – constant rates	Nine Months
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

12,289	12,289	0%	TURNOVER	35,775	36,387	(2)%

6,858	7,007	(2)%	Foods	20,059	20,569	(2)%

2,302	2,310	0%	Savoury and dressings	6,892	6,854	1%
1,322	1,475	(10)%	Spreads and cooking products	3,954	4,521	(13)%
1,045	1,078	(3)%	Health & wellness and beverages	3,078	3,170	(3)%
2,189	2,144	2%	Ice cream and frozen foods	6,135	6,024	2%

2,018	2,007	1%	Home care and professional cleaning	6,000	6,529	(8)%
3,311	3,139	5%	Personal care	9,449	8,931	6%
102	136	(24)%	Other operations	267	358	(25)%

2,088	1,967	6%	OPERATING PROFIT – beia *	5,519	5,434	2%

1,246	1,139	9%	Foods	3,154	2,935	7%

382	355	7%	Savoury and dressings	1,084	967	12%
250	223	13%	Spreads and cooking products	627	676	(7)%
159	170	(7)%	Health & wellness and beverages	420	427	(1)%
455	391	16%	Ice cream and frozen foods	1,023	865	18%

250	233	8%	Home care and professional cleaning	752	766	(2)%
597	605	(1)%	Personal care	1,617	1,714	(6)%
(5)	(10)	(51)%	Other operations	(4)	19	(123)%

17.0%	16.0%		OPERATING MARGIN – beia *	15.4%	14.9%

18.2%	16.3%		Foods	15.7%	14.3%

16.6%	15.4%		Savoury and dressings	15.7%	14.1%
19.0%	15.1%		Spreads and cooking products	15.9%	14.9%
15.1%	15.7%		Health & wellness and beverages	13.6%	13.4%
20.8%	18.3%		Ice cream and frozen foods	16.7%	14.4%

12.4%	11.6%		Home care and professional cleaning	12.5%	11.7%
18.0%	19.3%		Personal care	17.1%	19.2%
(4.7)%	(7.3)%		Other operations	(1.6)%	5.4%

* Before exceptional items and amortisation of goodwill and intangibles

NOTES

Exchange rate conventions and impact of movements in exchange rates

The following exchange rate conventions have been applied:

In the profit and loss account information given on page 7 and the segmental analysis on pages 11 and 12, the results for 2003 and the comparative figures for 2002 have been translated at constant exchange rates, being the annual average exchange rates for 2002. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated, and is the basis on which we measure our operational performance internally. It also forms the basis for target setting and the annual outlook statement. For our reporting currencies these rates were €1 = £0.63 = US $0.94.

The results and earnings per share on page 8 and the cash flow statement on page 10 are translated at rates current in each period. For our reporting currencies these rates were €1 = £0.69 = US $1.11 for the first nine months of 2003 and €1 = £0.63 = US $0.93 for the first nine months of 2002.

As a result of the strengthening Euro,when expressed at current rates of exchange, earnings per share (beia) for the nine months decreased by 2% in Euros, increased by 8% in £ Sterling and increased by 18% in US$.

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were €1 = £0.69 = US $1.15 at 27 September 2003, €1 = £0.65 = US $1.05 at 31 December 2002 and €1 = £0.63 = US $0.98 at 28 September 2002.

Results at current rates of exchange

Third Quarter			€ Millions – current rates	Nine Months
2003	2002	% Incr.		2003	2002	% Incr.
	Restated	/(Decr.)			Restated	/(Decr.)

11,122	11,911	(7)%	Turnover	32,452	36,904	(12)%

1,568	1,500	5%	Operating profit	4,112	4,426	(7)%
1,910	1,912	0%	Operating profit beia *	5,045	5,508	(8)%

8	10		Share of operating profit of associates & income from fixed investments	2	12
(230)	(246)		Interest (including net interest (cost)/return on pension scheme assets and liabilities)	(764)	(821)
(449)	(448)		Taxation	(1,139)	(1,511)
(66)	(61)		Minority interests	(179)	(222)

831	755	10%	Net profit	2,032	1,884	8%

1,157	1,105	5%	Net profit beia *	2,904	2,994	(3)%

The impact of exchange rate movements on the nine months results at current exchange rates in Euros, £ Sterling and US $ is given below, along with the year on year percentage change at constant rates.

Nine Months – Millions	Constant rates	At current rates of exchange
	% Incr.	€	% Incr.	£	% Incr.	US $	% Incr.
	/(Decr.)	2003	/(Decr.)	2003	/(Decr.)	2003	/(Decr.)

Turnover	(2)%	32,452	(12)%	22,372	(3)%	36,054	6%
Operating profit beia *	2%	5,045	(8)%	3,478	1%	5,605	10%
Net profit	14%	2,032	8%	1,401	19%	2,257	29%
Net profit beia *	6%	2,904	(3)%	2,002	7%	3,226	16%

% Change in EPS	16%		10%		21%		32%
% Change in EPS – beia *	7%		(2)%		8%		18%

* Before exceptional items and amortisation of goodwill and intangibles

Acquisitions and disposals

On 25 July 2003, we announced the sale of our cheese brands and production facilities in Kempten, Germany to Bongrain of France. The sale includes the brands Bresso, Milkana, Ramee and Edelweiss and was completed on 31 August 2003.

On 2 September 2003, we announced the sale of the Brut brand of male personal care products in the Americas to Helen of Troy Limited for US$55 million.

On 14 October 2003, we announced the creation of ‘Pepsi Lipton International’ a 50:50 joint venture between Unilever and Pepsico, to market and distribute ready-to-drink tea in several international markets outside North America, which is already covered by an existing joint venture, the ‘Pepsi Lipton Tea Partnership’.

FRS 17

From 1 January 2003 we have adopted United Kingdom Financial Reporting Standard 17 (FRS 17) 'Retirement Benefits' which requires that pension assets and liabilities be stated at fair values. The impact of adoption of this standard has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets and profit and loss accounts.

The implementation of FRS 17 has resulted in a reduction of €1,238 million in the opening capital and reserves for 2003 (2002: increase of €1,444 million). In the 2003 opening balance sheet pension liabilities have increased by €1,752 million (2002: decrease of €628 million). Deferred tax within liabilities has been reduced by €1,785 million (2002: reduction of €1,383 million). The change in debtors because of changes in pension assets and deferred tax is a net reduction of €1,280 million in the 2003 opening balance (2002: reduction of €561 million). Minority interests have also been reduced by €9 million (2002: increase of €6 million).

In the profit and loss account for the first nine months of 2002 operating profit has increased by €77 million and net interest has decreased by €81 million. Total recognised gains and losses for the first nine months of 2002 have reduced by €1,846 million for actuarial gains and losses and differences between actual and expected return on pensions plan assets.

Share options

In line with recommendations of various standard setting bodies, from 1 January 2003 we changed our accounting policy for share options. The impact of adoption of this change has been reflected in all periods covered by this announcement by means of prior period adjustments to the profit and loss accounts. We have been hedging our existing share option programmes by buying shares at the time of grant and taking the financing cost within interest. The accounting change is to include an additional non cash charge against operating profit to reflect the full value to the employee of the share options granted. In determining this charge we are applying a Black-Scholes based valuation spread over the vesting period of the option.

In the profit and loss account for the first nine months of 2002 operating profit has been reduced by €70 million, and in the first nine months of 2003 a charge of €90 million has been included in operating profit.

INTERIM DIVIDENDS

The Boards have declared interim dividends in respect of 2003 on the ordinary shares at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

N.V.

Per ordinary share	€0.59 (2002: €0.55)

PLC

Per ordinary share	6.16p (2002: 5.21p)

The N.V. interim dividend will be payable as from 1 December 2003, to shareholders registered at close of business on 29 October 2003.

The PLC interim dividend will be paid on 1 December 2003, to shareholders registered at close of business on 7 November 2003.

Dividend on New York shares of N.V.

The N.V. interim dividend, when converted at the Euro/Dollar European Central Bank rate of exchange on 28 October 2003, represents US $0.688707 per New York Share of €0.51* (2002: US $0.540100) before deduction of Netherlands withholding tax. The New York shares of N.V. will go ex-dividend on 5 November 2003; US dollar checks for the interim dividend, after deduction of Netherlands withholding tax at the appropriate rate, will be mailed on 28 November 2003, to holders of record of New York shares at the close of business on 7 November 2003. The interim dividend will be payable on 1 December 2003.

* The euro amounts of share capital shown above are representations in euros on the basis of article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in Dutch guilders.

Dividend on American shares of PLC

Each American share of PLC represents four 1.4p Ordinary shares of PLC. The PLC interim dividend will therefore be 24.64p per American Share. When converted at the Bank of England sterling/dollar rate of exchange on 28 October 2003, the interim dividend for holders resident in the US will therefore be US $0.4167 per American Share (2002: US $0.3247).

The American shares of PLC will go ex-dividend on 5 November 2003; US dollar checks for the interim dividend will be mailed on 28 November 2003 to holders of record of American shares at the close of business on 7 November 2003. The interim dividend will be payable on 1 December 2003.

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euro for the nine months

	Constant rates		Current rates

	2003	2002	2003	2002
		Restated		Restated

	Thousands of units
Average number of combined share units of €0.51	969,730	978,190	969,730	978,190
Average number of combined share units of 1.4p	6,464,865	6,521,267	6,464,865	6,521,267

COMBINED EPS	€ Millions
Net profit	2,131	1,865	2,032	1,884
Less: Preference dividends	(21)	(38)	(21)	(38)

Net profit attributable to ordinary capital	2,110	1,827	2,011	1,846

Combined EPS per €0.51 (Euros)	2.18	1.87	2.07	1.89
Combined EPS per 1.4p (Euro cents)	32.64	28.03	31.10	28.31

COMBINED EPS – beia *	€ Millions
Net profit	2,131	1,865	2,032	1,884
Add back exceptional items net of tax	71	174	52	175
Add back amortisation of goodwill / intangibles net of tax	922	921	820	935

Net profit beia *	3,124	2,960	2,904	2,994
Less: Preference dividends	(21)	(38)	(21)	(38)

Net profit attributable to ordinary capital – beia *	3,103	2,922	2,883	2,956

Combined EPS – beia* per €0.51 (Euros)	3.20	2.99	2.97	3.02
Combined EPS – beia* per 1.4p (Euro cents)	47.99	44.81	44.59	45.33

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	998,908	1,008,251	998,908	1,008,251
Adjusted average combined share units of 1.4p	6,659,387	6,721,676	6,659,387	6,721,676

	€ Millions
Net profit attributable to ordinary capital	2,110	1,827	2,011	1,846

Combined diluted EPS per €0.51 (Euros)	2.11	1.81	2.01	1.83
Combined diluted EPS per 1.4p (Euro cents)	31.69	27.19	30.20	27.47

* Before exceptional items and amortisation of goodwill and intangibles

Dates

The results for the fourth quarter and for the year 2003 and the proposed final dividends will be published on Thursday 12 February 2004.

ENQUIRIES: UNILEVER PRESS OFFICE +44 (0) 20 7822 6805
Internet: http://www.unilever.com
E-mail: press-office.london@unilever.com

29 October 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 13.

Third Quarter			US $ Millions – constant rates	Nine Months
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

11,553	11,552	0%	TURNOVER	33,632	34,207	(2)%
(65)	(107)		Less: Share of turnover of joint ventures	(203)	(355)

11,488	11,445	0%	Group turnover	33,429	33,852	(1)%

1,571	1,423	10%	Group operating profit	4,148	4,047	2%

13	20		Add: Share of operating profit of joint ventures	40	57

1,584	1,443	10%	OPERATING PROFIT	4,188	4,104	2%

1,962	1,848	6%	Operating profit beia *	5,188	5,107	2%
(74)	(103)		Exceptional items	(94)	(104)
(304)	(302)		Amortisation of goodwill and intangibles	(906)	(899)

9	12		Share of operating profit of associates	14	24
—	(1)		Other income from fixed investments	(10)	(12)

(219)	(273)		Interest (excluding pension related amounts)	(721)	(827)
(44)	25		Net interest (cost) / return on pension scheme assets and liabilities	(134)	76

1,330	1,206	10%	PROFIT BEFORE TAXATION	3,337	3,365	(1)%

(447)	(435)		Taxation	(1,143)	(1,405)

883	771	15%	PROFIT AFTER TAXATION	2,194	1,960	12%

(70)	(59)		Minority interests	(191)	(205)

813	712	15%	NET PROFIT	2,003	1,755	14%

1,174	1,057	11%	Net profit beia *	2,937	2,782	6%

			COMBINED EARNINGS PER SHARE (Constant rates)

0.84	0.72	17%	- per €0.51 ordinary NV share (US $)	2.05	1.76	16%
0.51	0.43	17%	- per 5.6p ordinary PLC share (US $)	1.23	1.05	16%

1.21	1.07	13%	- per €0.51 ordinary NV share – beia * (US $)	3.01	2.81	7%
0.72	0.64	13%	- per 5.6p ordinary PLC share – beia * (US $)	1.80	1.68	7%

0.82	0.69	17%	- per €0.51 ordinary NV share – diluted (US $)	1.99	1.70	17%
0.49	0.41	17%	- per 5.6p ordinary PLC share – diluted (US $)	1.19	1.02	17%

* Before exceptional items and amortisation of goodwill and intangibles

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 14).

NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 13.

Third Quarter			US $ Millions – current rates	Nine Months
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

933	729	28%	NET PROFIT	2,257	1,743	29%

1,299	1,072	21%	Net profit beia *	3,226	2,770	16%

			COMBINED EARNINGS PER SHARE (Current rates)

0.96	0.74	31%	- per €0.51 ordinary NV share (US $)	2.30	1.75	32%
0.57	0.44	31%	- per 5.6p ordinary PLC share (US $)	1.38	1.05	32%

1.34	1.09	23%	- per €0.51 ordinary NV share – beia * (US $)	3.30	2.80	18%
0.80	0.65	23%	- per 5.6p ordinary PLC share – beia * (US $)	1.98	1.68	18%

0.94	0.71	31%	- per €0.51 ordinary NV share – diluted (US $)	2.24	1.69	32%
0.56	0.43	31%	- per 5.6p ordinary PLC share – diluted (US $)	1.34	1.02	32%

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

US $ Millions – current rates	Nine Months
	2003	2002 Restated

Net profit	2,257	1,743
Pension gains / (losses) net of tax	67	(1,708)
Currency retranslation	912	(886)

Total recognised gains/(losses) for the period	3,236	(851)
Adjustment related to prior year restatement	(1,298)	—

Total recognised gains / (losses) since last annual accounts	1,938	(851)

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 14).

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

US $ Millions – current rates	Nine Months
	2003	2002 Restated

Shareholders' equity as at 1 January (1)	4,856	7,470
Net profit	2,257	1,743
Dividends	(641)	(525)
Goodwill written back on disposals	158	396
Currency retranslation	958	(827)
Change in number of shares or certificates of shares held in connection with share options	(412)	(552)
Pension gains / (losses) net of tax	67	(1,708)
Adjustment to cost of share options	102	65

Shareholders' equity as at the end of the period	7,345	6,062

SUMMARY BALANCE SHEET (unaudited)

US $ Millions – current rates	As at 27th September 2003	As at 31st December 2002	As at 28th September 2002
		Restated	Restated

Goodwill and intangibles	21,918	21,268	20,961
Other fixed assets	8,277	8,513	8,526
Stocks	5,262	4,721	4,863
Debtors	8,560	7,292	7,892
Cash and current investments	3,474	3,649	4,379
Trade and other creditors	(12,772)	(12,308)	(11,443)

	34,719	33,135	35,178

Borrowings	19,958	21,446	22,821
Provisions for liabilities and charges	6,938	6,183	5,629
Minority interests	478	650	666
Capital and reserves	7,345	4,856	6,062

	34,719	33,135	35,178

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 14).

US $ Millions – current rates	As at 1st	As at 1st
	January 2003	January 2002

(1)Shareholders’ equity as previously reported	6,154	6,192
Change in accounting policy – pensions	(1,298)	1,278

Shareholders’ equity as restated	4,856	7,470

CASH FLOW STATEMENT (unaudited)

US $ Millions – current rates	Nine Months
	2003	2002

Cash flow from group operating activities	5,207	5,248
Dividends from joint ventures	30	29
Returns on investments and servicing of finance	(921)	(964)
Taxation	(1,100)	(1,320)
Capital expenditure and financial investment	(784)	(1,215)
Acquisitions and disposals	255	1,373
Dividends paid on ordinary share capital	(1,187)	(949)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	1,500	2,202
Management of liquid resources	14	(1,090)
Financing	(2,177)	(684)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(663)	428

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

US $ Millions – current rates	Nine Months
	2003	2002

NET DEBT AT 1 JANUARY	(17,797)	(20,540)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(663)	428
Cash flow from (increase) / decrease in borrowings	2,182	688
Cash flow from increase / (decrease) in liquid resources	(14)	1,090

Change in net debt resulting from cash flows	1,505	2,206
Borrowings within group companies acquired	(29)	(71)
Borrowings within group companies sold	6	27
Liquid resources within group companies acquired	—	—
Liquid resources within group companies sold	(3)	(1)
Non cash movements	278	939
Currency retranslation	(444)	(1,002)

MOVEMENT IN NET DEBT IN THE PERIOD	1,313	2,098

NET DEBT AT PERIOD END	(16,484)	(18,442)

GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

Third Quarter			US $ Millions – constant rates	Nine Months
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

11,553	11,552	0%	TURNOVER	33,632	34,207	(2)%

4,613	4,730	(2)%	Europe	13,417	13,944	(4)%
2,849	2,957	(4)%	North America	8,294	8,932	(7)%
822	807	2%	Africa, Middle East and Turkey	2,366	2,231	6%
1,930	1,816	6%	Asia and Pacific	5,641	5,435	4%
1,339	1,242	8%	Latin America	3,914	3,665	7%

1,962	1,848	6%	OPERATING PROFIT – beia *	5,188	5,107	2%

866	807	7%	Europe	2,305	2,053	12%
497	507	(2)%	North America	1,231	1,457	(16)%
131	97	35%	Africa, Middle East and Turkey	311	269	15%
260	259	0%	Asia and Pacific	807	796	1%
208	178	16%	Latin America	534	532	0%

17.0%	16.0%		OPERATING MARGIN – beia *	15.4%	14.9%

18.8%	17.1%		Europe	17.2%	14.7%
17.5%	17.1%		North America	14.8%	16.3%
16.0%	12.1%		Africa, Middle East and Turkey	13.1%	12.1%
13.4%	14.3%		Asia and Pacific	14.3%	14.6%
15.5%	14.3%		Latin America	13.6%	14.5%

* Before exceptional items and amortisation of goodwill and intangibles

OPERATIONAL ANALYSIS (at constant rates – unaudited)

Third Quarter			US $ Millions – constant rates	Nine Months
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

11,553	11,552	0%	TURNOVER	33,632	34,207	(2)%

6,448	6,587	(2)%	Foods	18,858	19,336	(2)%

2,163	2,172	0%	Savoury and dressings	6,479	6,444	1%
1,243	1,386	(10)%	Spreads and cooking products	3,717	4,250	(13)%
983	1,013	(3)%	Health & wellness and beverages	2,894	2,979	(3)%
2,059	2,016	2%	Ice cream and frozen foods	5,768	5,663	2%

1,896	1,887	1%	Home care and professional cleaning	5,640	6,138	(8)%
3,113	2,951	5%	Personal care	8,883	8,396	6%
96	127	(24)%	Other operations	251	337	(25)%

1,962	1,848	6%	OPERATING PROFIT – beia *	5,188	5,107	2%

1,171	1,071	9%	Foods	2,965	2,759	7%

359	334	7%	Savoury and dressings	1,019	910	12%
235	209	13%	Spreads and cooking products	589	635	(7)%
149	160	(7)%	Health & wellness and beverages	395	401	(1)%
428	368	16%	Ice cream and frozen foods	962	813	18%

235	218	8%	Home care and professional cleaning	707	719	(2)%
560	568	(1)%	Personal care	1,520	1,611	(6)%
(4)	(9)	(51)%	Other operations	(4)	18	(123)%

17.0%	16.0%		OPERATING MARGIN – beia *	15.4%	14.9%

18.2%	16.3%		Foods	15.7%	14.3%

16.6%	15.4%		Savoury and dressings	15.7%	14.1%
19.0%	15.1%		Spreads and cooking products	15.9%	14.9%
15.1%	15.7%		Health & wellness and beverages	13.6%	13.4%
20.8%	18.3%		Ice cream and frozen foods	16.7%	14.4%

12.4%	11.6%		Home care and professional cleaning	12.5%	11.7%
18.0%	19.3%		Personal care	17.1%	19.2%
(4.7)%	(7.3)%		Other operations	(1.6)%	5.4%

* Before exceptional items and amortisation of goodwill and intangibles

Earnings per share in US Dollars for the nine months

	Constant rates		Current rates

	2003	2002	2003	2002
		Restated		Restated

	Thousands of units
Average number of combined share units of €0.51	969,730	978,190	969,730	978,190
Average number of combined share units of 5.6p	1,616,216	1,630,317	1,616,216	1,630,317

COMBINED EPS	US $ Millions
Net profit	2,003	1,755	2,257	1,743
Less: Preference dividends	(20)	(35)	(24)	(35)

Net profit attributable to ordinary capital	1,983	1,720	2,233	1,708

Combined EPS per €0.51	$2.05	$1.76	$2.30	$1.75
Combined EPS per 5.6p	$1.23	$1.05	$1.38	$1.05

COMBINED EPS – beia *	US $ Millions
Net profit	2,003	1,755	2,257	1,743
Add back exceptional items net of tax	67	162	58	162
Add back amortisation of goodwill / intangibles net of tax	867	865	911	865

Net profit beia *	2,937	2,782	3,226	2,770
Less: Preference dividends	(20)	(35)	(24)	(35)

Net profit attributable to ordinary capital – beia *	2,917	2,747	3,202	2,735

Combined EPS – beia * per €0.51	$3.01	$2.81	$3.30	$2.80
Combined EPS – beia * per 5.6p	$1.80	$1.68	$1.98	$1.68

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	998,908	1,008,251	998,908	1,008,251
Adjusted average combined share units of 5.6p	1,664,847	1,680,419	1,664,847	1,680,419

	US $ Millions
Net profit attributable to ordinary capital	1,983	1,720	2,233	1,708

Combined diluted EPS per €0.51	$1.99	$1.70	$2.24	$1.69
Combined diluted EPS per 5.6p	$1.19	$1.02	$1.34	$1.02

* Before exceptional items and amortisation of goodwill and intangibles